SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           An announcement regarding poll results of annual general meeting for the year 2012 of China Petroleum & Chemical Corporation (the “Registrant”);
2.           An announcement regarding poll results of the first A shareholders class meeting for the year 2013 of the Registrant;
3.           An announcement regarding poll results of the first H shareholders class meeting for the year 2013 of the Registrant; and
4.           An announcement regarding re-designation of directors and change of president of the Registrant;

Each made by the Registrant on May 29, 2013.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF ANNUAL GENERAL MEETING FOR THE YEAR 2012

Sinopec Corp. and all members of the Board warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

●	There is no objection against or amendment to the proposed resolutions at the AGM;

●	There is no amendment to resolutions duly passed on the previous general meeting.

I.	CONVENING AND ATTENDANCE OF THE AGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its on-site annual general meeting for the year 2012 (the “AGM”) at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on 29 May 2012 at 9:00 a.m. A shareholders were provided with internet voting to participate in the AGM in accordance with relevant rules and regulations.

1. Number of shareholders and authorised proxies attending the AGM
number of shareholders and authoirsed proxies	60
of which: number of A shareholders	57
number of H shareholders	4

Total number of valid voting shares held by the attending shareholders or proxies	75,958,895,957
of which: total number of valid voting shares held by A shareholders	66,508,977,504
total number of valid voting shares held by H shareholders	9,449,918,453
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the AGM (%)	84.71%
of which: percentage of the shares held by A shareholders to the total number of voting shares of the Company	74.17%
percentage of the shares held by H shareholders to the total number of voting shares of the Company	10.54%
2. Numbers of A shareholders participate the AGM by internet voting
number of A shareholders	117
Total number of valid voting shares held by the A shareholders participated by internet voting	18,703,933
Percentage of such voting shares of the Company held by such A shareholders, as compared with the total shares entitling the holders to attend and validly vote at the AGM (%)	0.02%

Note:
The chairman of the AGM was authorised respectively by some of the A shareholders and H shareholders to vote on behalf of them, and he was not counted repeatedly towards the calculation of the total number of the shareholders and proxies who attended the meeting.

As at the share registration date (26 April 2013), a total of 89,665,589,066 shares of Sinopec Corp. entitled the holders to attend and vote in favour or against the resolutions at the AGM. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the AGM. There were no shares entitling the holders to attend and abstain from voting in favour under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). No shareholders of Sinopec Corp. are required under the Hong Kong Listing Rules to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circulars of Sinopec Corp. dated 10 April 2013 to vote against or to abstain from voting on any of the resolutions at the AGM.

The on-site AGM providing internet voting to A shareholders, was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Fu Chengyu, Chairman of the Board. Sinopec Corp. currently has 15 directors and 9 supervisors as of the time of the AGM. Mr. Wang Tianpu and Mr. Zhang Yaocang, both as Vice Chairman of the Board; Mr. Cai Xiyou, Mr. Li Chunguang, Mr. Dai Houliang and Mr. Liu Yun, all as directors; Mr. Chen Xiaojin, the non-executive independent director, attended the AGM; Mr. Xu Bin, chairman of the board of supervisors of Sinopec Corp. (the “Board of Supervisors”), Mr. Geng Limin, Mr. Zou Huiping, Mr. Jiang Zhenying and Mr. Yu Renming, all as supervisors, attended the AGM. Mr. Wang Xinhua, the Chief Financial Officer, Mr. Zhang Kehua, Mr. Zhang Haichao, Mr Lei Dianwu and Mr. Ling Yiqun, all as the Vice Presidents, were present at the AGM; Mr. Huang Wensheng, the secretary to the Board attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Consideration of the resolutions

The following resolutions were considered and approved respectively at the AGM by way of poll:

Ordinary Resolutions:

1.	THAT the Report of the Board for the year 2012 was considered and approved.

A total of 75,969,027,410 shares voted on this resolution, the voting results were as follows:

For: 75,963,284,010 shares (99.992440%)
Against: 5,743,400 shares (0.007560%)

2.	THAT the Report of the Board of Supervisors for the year 2012 was considered and approved.

A total of 75,968,998,110 shares voted on this resolution, the voting results were as follows:

For: 75,967,123,810 shares (99.997533%)
Against: 1,874,300 shares (0.002467%)

3.	THAT the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2012 was considered and approved.

A total of 75,968,967,910 shares voted on this resolution, the voting results were as follows:

For: 75,967,154,410 shares (99.997613%)
Against: 1,813,500 shares (0.002387%)

4.	THAT the Board be and is hereby authorised to determine the interim profit distribution plan of Sinopec Corp. for the year 2013.

A total of 75,976,282,410 shares voted on this resolution, the voting results were as follows:

For: 75,974,996,010 shares (99.998307%)
Against: 1,286,400 shares (0.001693%)

5.
THAT PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company be and are hereby appointed as the external auditors of Sinopec Corp. for the year 2013, and the Board be and is hereby authorised to determine their remunerations.

A total of 75,976,832,910 shares voted on this resolution, the voting results were as follows:

For: 75,970,193,637 shares (99.991261%)
Against: 6,639,273 shares (0.008739%)

Special Resolutions:

6.	THAT the profit distribution plan for Sinopec Corp. for the year ended 31 December 2012 was considered and approved.

A total of 75,976,438,010 shares voted on this resolution, the voting results were as follows:

For: 75,975,192,610 shares (99.998361%)
Against: 1,245,400 shares (0.001639%)

7.
THAT the proposed amendments to the articles of association was considered and approved and the secretary to the Board be and is hereby authorised, on behalf of Sinopec Corp., to deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

A total of 75,972,017,189 shares voted on this resolution, the voting results were as follows:

For: 75,970,580,289 shares (99.998109%)
Against: 1,436,900 shares (0.001891%)

8.	THAT the term of validity of the Proposal Regarding Issuance of RMB30 Billion A Shares Convertible Bonds and Other Related Matters be and is hereby extended.

A total of 75,975,476,710 shares voted on this resolution, the voting results were as follows:

For: 75,787,641,609 shares (99.752769%)
Against: 187,835,101 shares (0.247231%)

9.	THAT the Board be and is hereby authorised to determine the proposed plan for the issuance of debt financing instrument(s).

A total of 74,996,104,056 shares voted on this resolution, the voting results were as follows:

For: 68,426,736,230 shares (91.240388%)
Against: 6,569,367,826 shares (8.759612%)

10.	THAT the Board was granted a general mandate to issue new domestic shares and/or overseas listed foreign shares.

A total of 75,970,987,790 shares voted on this resolution, the voting results were as follows:

For: 67,826,484,762 shares (89.279456%)
Against: 8,144,503,028 shares (10.720544%)

III.	Witness by lawyers

Li Liping and Jiang Xueyan, PRC lawyers of Sinopec Corp. from Haiwen & Partners, Beijing, witnessed the AGM and issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the AGM were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the AGMNote.

IV.	Documents for inspection

1.	The resolutions of the AGM signed by the directors, the supervisors of Sinopec Corp. and the recorder who attended the AGM; and

2.	The Legal Opinion.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
29 May 2013

Note: Hong Kong Registrars Limited is the H share registrar for Sinopec Corp.

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen  Xiaojin+, Ma  Weihua+, Jiang  Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE FIRST A SHAREHOLDERS CLASS
MEETING FOR THE YEAR 2013

Sinopec Corp. and all members of the Board warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

●	There is no objection against or amendment to the proposed resolution at the A Shareholders Class Meeting;

●	There is no amendment to resolutions duly passed on the previous general meeting.

I.	Convening and Attendance of the A Shareholders Class Meeting

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its on-site first A shareholders class meeting for the year 2013 (the “A Shareholders Class Meeting”) at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on 29 May 2012 at 10:00 a.m. A shareholders were provided with internet voting to participate in the A Shareholders Class Meeting in accordance with relevant rules and regulations.

1. Number of A shareholders and authorised proxies attending the on-site A Shareholders Class Meeting
number of A shareholders and authoirsed proxies	44
Total number of valid voting shares held by the attending A shareholders or proxies	66,318,738,190
Percentage of such voting shares of the Company held by such attending A shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the A Shareholders Class Meeting (%)	94.69%
2. Numbers of shareholders participate the A Shareholders Class Meeting by internet voting
number of A shareholders	117
Total number of valid voting shares held by the A shareholders participated by internet voting	18,703,933
Percentage of such voting shares of the Company held by such A shareholders, as compared with the total shares entitling the holders to attend and validly vote at the A Shareholders Class Meeting (%)	0.03%

Note: The chairman of the A Shareholders Class Meeting was authorised by some of the A shareholders to vote on behalf of them, and he was not counted repeatedly towards the calculation of the total number of the shareholders and proxies who attended the meeting.

As at the share registration date (26 April 2013), a total of 70,039,867,066 shares of Sinopec Corp. entitled the holders to attend and vote in favour or against the resolution at the A Shareholders Class Meeting. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the A Shareholders Class Meeting. There were no shares entitling the holders to attend and abstain from voting in favour under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). No shareholders of Sinopec Corp. are required under the Hong Kong Listing Rules to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circulars of Sinopec Corp. dated 10 April 2013 to vote against or to abstain from voting on any of the resolution at the A Shareholders Class Meeting.

The on-site A Shareholders Class Meeting providing internet voting to A shareholders, was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Fu Chengyu, Chairman of the Board. There were 15 directors and 9 supervisors of Sinopec Corp.. Mr. Wang Tianpu and Mr. Zhang Yaocang, both as Vice Chairman of the Board; Mr. Cai Xiyou, Mr. Li Chunguang, Mr. Dai Houliang and Mr. Liu Yun, all as directors; Mr. Chen Xiaojin, the non-executive independent director, attended the A Shareholders Class Meeting; Mr. Xu Bin, chairman of the board of supervisors of Sinopec Corp. (the “Board of Supervisors”), Mr. Geng Limin, Mr. Zou Huiping, Mr. Jiang Zhenying and Mr. Yu Renming, all as supervisors, attended the A Shareholders Class Meeting. Mr. Wang Xinhua, the Chief Financial Officer, Mr. Zhang Kehua, Mr. Zhang Haichao, Mr. Lei Dianwu and Mr. Ling Yiqun, all as the Vice Presidents, were present at the A Shareholders Class Meeting; Mr. Huang Wensheng, the secretary to the Board attended the A Shareholders Class Meeting. The convening of and the procedures for holding the A Shareholders Class Meeting, and the voting procedures at the A Shareholders Class Meeting were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Consideration of the resolution

THAT the profit distribution plan for Sinopec Corp. for the year ended 31 December 2012, as a special resolution, was considered and approved at the A Shareholders Class Meeting by way of poll:

A total of 66,337,303,943 shares voted on this resolution, the voting results were as follows:

For: 66,337,038,443 shares (99.999600%)
Against: 265,500 shares (0.000400%)

III.	Witness by lawyers

Li Liping and Jiang Xueyan, PRC lawyers of Sinopec Corp. from Haiwen & Partners, Beijing, witnessed the A Shareholders Class Meeting and issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the A Shareholders Class Meeting, the voting procedures at the A Shareholders Class Meeting, the eligibility of the convenor of the A Shareholders Class Meeting and the eligibility of the shareholders (or their proxies) attending the A Shareholders Class Meeting were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the A Shareholders Class Meeting were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the A Shareholders Class Meeting Note.

IV.	Documents for inspection

1.	The resolutions of the A Shareholders Class Meeting signed by the directors, the supervisors of Sinopec Corp. and the recorder who attended the A Shareholders Class Meeting; and

2.	The Legal Opinion.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
29 May 2013

Note:           Hong Kong Registrars Limited is the H share registrar for Sinopec Corp.

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULT OF FIRST H SHAREHOLDERS CLASS MEETING FOR THE YEAR 2013

Sinopec Corp. and all members of the Board warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

●	There is no objection against or amendment to the proposed resolutions at the H Shareholders Class Meeting;

●	There is no amendment to resolutions duly passed on the previous general meeting.

I.	Convening and Attendance of the H Shareholders Class Meeting

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its first H shareholders class meeting for the year 2013 (the “H Shareholders Class Meeting”) at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on 29 May 2012 at 10:15 a.m.

Number of H shareholders and authorised proxies attending the H Shareholders Class Meeting	4
Total number of valid voting shares held by the attending H shareholders	9,403,461,729
Percentage of such voting shares of the Company held by such attending H shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the H Shareholders Class Meeting (%)	47.91%

Note
The chairman of the H Shareholders Class Meeting was authorised by some of the H shareholders to vote on behalf of them, and he was not counted repeatedly towards the calculation of the total number of the shareholders and proxies who attended the meeting.

As at the share registration date (26 April 2013), a total of 19,625,722,000 H shares of Sinopec Corp. entitled the holders to attend and vote in favour or against the resolution at the H Shareholders Class Meeting. There were no H shares which entitle the shareholders of the Company to attend and vote only against any resolution at the H Shareholders Class Meeting. There were no H shares entitling the holders to attend and abstain from voting in favour under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). No H shareholders of Sinopec Corp. are required under the Hong Kong Listing Rules to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circulars of Sinopec Corp. dated 10 April 2013 to vote against or to abstain from voting on any of the resolution at the H Shareholders Class Meeting.

The H Shareholders Class Meeting was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Fu Chengyu, Chairman of the Board. Sinopec Corp. currently has 15 directors and 9 supervisors as of the time of the H Shareholders Class Meeting. Mr. Wang Tianpu and Mr. Zhang Yaocang, both as Vice Chairman of the Board; Mr. Cai Xiyou, Mr. Li Chunguang, Mr. Dai Houliang, Mr. Liu Yun, all as directors; Mr. Chen Xiaojin, the non-executive independent director, attended the H Shareholders Class Meeting; Mr. Xu Bin, chairman of the board of supervisors of Sinopec Corp. (the “Board of Supervisors”), Mr. Geng Limin, Mr. Zou Huiping, Mr. Jiang Zhenying and Mr. Yu Renming, all as supervisors, attended the H Shareholders Class Meeting. Mr. Wang Xinhua, the Chief Financial Officer, Mr. Zhang Kehua, Mr. Zhang Haichao, Mr Lei Dianwu and Mr. Ling Yiqun, all as the Vice Presidents, were present at the H Shareholders Class Meeting; Mr. Huang Wensheng, the secretary to the Board attended the H Shareholders Class Meeting. The convening of and the procedures for holding the H Shareholders Class Meeting, and the voting procedures at the H Shareholders Class Meeting were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Consideration of the resolutions

THAT the profit distribution plan for Sinopec Corp. for the year ended 31 December 2012, as a special resolution, were considered and approved at the H Shareholders Class Meeting by way of poll:

A total of 9,402,235,829 shares voted on this resolution, the voting results were as follows:

For: 9,401,265,829 shares (99.989683%)
Against: 970,000 shares (0.010317%)

III.	Witness by lawyers

Li Liping and Jiang Xueyan, PRC lawyers of Sinopec Corp. from Haiwen & Partners, Beijing, witnessed the H Shareholders Class Meeting and issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the H Shareholders Class Meeting, the voting procedures at the H Shareholders Class Meeting, the eligibility of the convenor of the H Shareholders Class Meeting and the eligibility of the shareholders (or their proxies) attending the H Shareholders Class Meeting were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the H Shareholders Class Meeting were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the H Shareholders Class MeetingNote.

IV.	Documents for inspection

1.	The resolution of the H Shareholders Class Meeting signed by the directors, the supervisors of Sinopec Corp. and the recorder who attended the H Shareholders Class Meeting; and

2.	The Legal Opinion.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
29 May 2013

Note: Hong Kong Registrars Limited is the H share registrar for Sinopec Corp.

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RE-DESIGNATION OF DIRECTORS
CHANGE OF PRESIDENT

The Board hereby announces that with effect from 29 May 2013:

(1)    Mr. Wang Tianpu, an executive Director, has tendered his resignation as the president of the Company and has been re-designated as a non-executive Director of the Company; and

(2)    Mr. Li Chunguang, an non-executive Director, has been appointed as the president of the Company and has been re-designated as an executive Director of the Company.

RE-DESIGNATION OF DIRECTORS AND CHANGE OF PRESIDENT

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) hereby announces that with effect from 29 May 2013, (1) Mr. Wang Tianpu, executive Director, has tendered his resignation as the president of the Company and has been re-designated as a non-executive Director of the Company; and (2) Mr. Li Chunguang, non-executive Director, has been appointed as the president of the Company and has been re-designated as an executive Director of the Company.

Taking account into the fact that Mr. Wang Tianpu is currently serving as the general manager of China Petrochemical Corporation, the controlling shareholder of the Company, the Board is of the view that such re-designation of directors and change of president will further strengthen the corporate governance of the Company while minimizing potential conflict of interests that might arise thereof.

Pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), details of Mr. Wang Tianpu and Mr. Li Chunguang are disclosed as follows:

Mr. Wang Tianpu

Mr. Wang Tianpu, aged 50, vice chairman of the Board and president of Sinopec Corp.. Mr. Wang is a professor level senior engineer with a PhD degree. In March 1999, he was appointed as vice president of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as vice president of Sinopec Qilu Company; in September 2000, he was appointed as president of Sinopec Qilu Company; in August 2001, he was appointed as vice president of Sinopec Corp.; in April 2003, he was appointed as senior vice president of Sinopec Corp.; in March 2005, he was appointed as president of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as president of Sinopec Corp.; in May 2009, he was elected as vice chairman of the Board and president of Sinopec Corp. in August 2011, he was elected as a Director and president of China Petrochemical Corporation.

Mr. Wang Tianpu has tendered his resignation as the president of the Company and has been re-designated as a non-executive Director of the Company. He will remain as the vice chairman of the Board, the chairman of the strategy committee and a member of the social responsibility management committee of the Company.

Save as disclosed above, Mr. Wang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Wang has no other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Wang will enter into a director’s service contract as a non-executive director with the Company for a term commencing on 29 May 2013 to the date when the term of the fifth session of the Board expires. As a non-executive director, Mr. Wang will not receive remunerations from Sinopec Corp..

Save as disclosed above, there are no other matters relating to the re-designation of directors and change of president that need to be brought to the attention of the shareholders of the Company. Mr. Wang confirmed that he has no disagreement with the Board and there is no other information that should be disclosed pursuant to paragraph 13.51(2)(h) to (v) of the Listing Rules.

The Board would like to extend its heartfelt thanks to Mr. Wang for his invaluable contributions as the president of the Company.

Mr. Li Chunguang

Mr. Li Chunguang, aged 57, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp..

Mr. Li Chunguang has been appointed as the president of the Company, and as a result thereof he has been re-designated as an executive Director and the authorized representative of the Company. As the president of the Company, Mr. Li Chunguang shall exercise the following duties and powers:

(1)	to be in charge of the Company’s production, operation and management, to co-ordinate the implementation of the resolutions of the board of directors and to report his work to the Board;

(2)	to organize the implementation of the Company’s annual business plan and investment proposal;

(3)	to draft plans for the establishment of the Company’s internal management structure;

(4)	to draft plans for the establishment of the branch company of the Company;

(5)	to draft the Company’s basic management system;

(6)	to formulate specific rules and regulations for the Company;

(7)	to propose the appointment or dismissal of the Company’s senior vice president, vice-president(s) and Chief Financial Officer;

(8)	to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(9)	to determine the wages, fringe benefits, rewards and punishments of the Company’s staff, to determine the appointment and dismissal of the Company’s staff;

(10)	to propose the convening of extraordinary meetings of directors;

(11)	other powers conferred by the articles of association of Sinopec Corp. and its appendices and the Board.

Save as disclosed above, Mr. Li has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Li has no other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Li will enter into a director’s service contract as an executive director with the Company for a term commencing on 29 May 2013 to the date when the term of the fifth session of the Board expires. The remuneration for the services provided by Mr. Li under his service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. Sinopec Corp. will disclose in its annual report the remuneration obtained by Mr. Li during the relevant reporting period.

Save as disclosed above, there are no other matters relating to the re-designation of directors and change of president that need to be brought to the attention of the shareholders of the Company and there is no other information that should be disclosed pursuant to paragraph 13.51(2)(h) to (v) of the Listing Rules.

The Board would like to take this opportunity to express its warmest welcome to Mr. Li for taking up the new position.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
29 May 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Note:  immediately before the re-designations took effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: May 30, 2013